Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations

Jared.Maymon@Kornit.com

Kornit Digital Reports Fourth Quarter and Full Year 2024 Results

●	Fourth quarter revenues of $60.7 million, in line with previous guidance

●	Fourth quarter GAAP net income of $2.2 million; non-GAAP net income of $8.7 million

●	Successfully delivered positive EBITDA and strong cash flow from operating activities in both Q4 and for the full year 2024

●	Breakthrough innovations and continued momentum across our markets set the stage for profitable growth in 2025

Rosh-Ha’Ayin, Israel – February 12, 2024 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production technologies, today reported its results for the fourth quarter and full year ended December 31, 2024.

“Our fourth quarter performance was fueled by a successful peak season and growing impressions across our key customers,” said Ronen Samuel, Kornit’s Chief Executive Officer. “One of the most exciting highlights of Q4 was the Apollo platform’s performance. Having delivered 15 Apollo systems throughout the year, with most becoming fully operational during this critical period, customer feedback has been excellent, reinforcing Apollo’s role as a key enabler of mass-scale digital production.”

Mr. Samuel continued that “at the beginning of 2024, we set clear objectives: return to positive EBITDA, generate meaningful cash flow, and establish a scalable, disciplined model that fuels long-term expansion. Thanks to the dedicated efforts of our teams, I am pleased to report that we not only delivered on these goals but also introduced game-changing innovations, strengthened our market position, and expanded into new strategic adjacencies.”.

Mr. Samuel concluded, “As we stated in our last call, 2025 is about execution—translating the strong foundation built in 2024 into scalable, profitable growth, strengthening our market leadership and driving the industry forward with our innovative solutions and business models.”

Fourth Quarter 2024 Results of Operations

●	Total revenue for the fourth quarter of 2024 was $60.7 million compared with $56.6 million in the prior year period, due primarily to growth in products revenue.

●	GAAP gross profit margin for the fourth quarter of 2024 was 51.3% compared with 25.8% in the prior year period. On a non-GAAP basis, gross profit margin was 55.1% compared with 48.6% in the prior year period.

●	GAAP operating expenses for the fourth quarter of 2024 were $32.3 million compared with $42.4 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 6.9% to $28.0 million compared with the prior year period.

●	GAAP net income for the fourth quarter of 2024 was $2.2 million, or $0.05 basic and diluted per share, compared with net loss of $22.9 million, or ($0.48) basic and diluted per share, for the fourth quarter of 2023.

●	Non-GAAP net income for the fourth quarter of 2024 was $8.7 million, or $0.18 basic and diluted per share, compared with non-GAAP net income of $3.8 million, or $0.08 per basic share, for the fourth quarter of 2023.

●	Adjusted EBITDA for the fourth quarter of 2024 was $8.4 million compared with adjusted EBITDA of $0.2 million for the fourth quarter of 2023. Adjusted EBITDA margin for the fourth quarter of 2024 was 13.8% compared with 0.3% for the fourth quarter of 2023.

Full Year 2024 Results of Operations

●	Total revenue for the full year 2024 was $203.8 million compared with $219.8 million in the prior year, due primarily to lower systems revenue.

●	GAAP gross profit margin for the full year 2024 was 45.0% compared with 30.5% in the prior year. On a non-GAAP basis, gross profit margin was 48.6% compared with 38.4% in the prior year.

●	GAAP operating expenses for the full year 2024 were $129.1 million compared with $154.5 million in the prior year. On a non-GAAP basis, operating expenses decreased by 14.0% to $109.8 million compared with the prior year.

●	GAAP net loss for the full year 2024 was $16.8 million, or ($0.35) basic and diluted per share, compared with net loss of $64.4 million, or ($1.31) basic and diluted per share, for the full year 2023.

●	Non-GAAP net income for the full year 2024 was $10.1 million, or non-GAAP basic and diluted net income per share was $0.21 and $0.20, respectively, compared with non-GAAP net loss of $20.4 million, or ($0.42) basic and diluted per share, for the full year 2023.

●	Adjusted EBITDA for the full year 2024 was $0.3 million compared with adjusted EBITDA loss of $30.9 million for the full year 2023. Adjusted EBITDA margin for the full year 2024 was 0.2% compared with –14.0% for the full year 2023.

First Quarter 2025 Guidance

For the first quarter of 2025, the Company expects revenues to be in the range of $45.5 million to $49.5 million and adjusted EBITDA margin between –9% to –4% of revenue.

Fourth Quarter and Full Year 2024 Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter confirmation code 13751316. The telephone replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on February 26, 2025. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion, and textile production technologies. The company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,003	$39,605
Short-term bank deposit	205,934	235,600
Marketable securities	222,937	57,292
Trade receivables, net	65,459	93,632
Inventory	60,342	67,712
Other accounts receivable and prepaid expenses	25,714	28,546
Total current assets	615,389	522,387

LONG-TERM ASSETS:
Marketable securities	48,086	223,203
Deposits and other long-term assets	10,542	8,209
Severance pay fund	306	283
Property,plant and equipment, net	45,342	50,905
Equipment on lease, net	13,880	-
Operating lease right-of-use assets	19,054	23,782
Intangible assets, net	5,721	7,647
Goodwill	29,164	29,164
Total long-term assets	172,095	343,193

Total assets	787,484	865,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	9,019	6,936
Employees and payroll accruals	13,101	12,121
Deferred revenues and advances from customers	2,339	2,158
Operating lease liabilities	3,311	5,073
Other payables and accrued expenses	16,561	23,814
Total current liabilities	44,331	50,102

LONG-TERM LIABILITIES:
Accrued severance pay	1,051	1,080
Operating lease liabilities	15,065	18,533
Other long-term liabilities	138	198
Total long-term liabilities	16,254	19,811

SHAREHOLDERS’ EQUITY	726,899	795,667

Total liabilities and shareholders’ equity	$787,484	$865,580

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)

Revenues
Products	$47,711	$43,573	$148,086	$161,045
Services	12,985	13,012	55,739	58,741
Total revenues	60,696	56,585	203,825	219,786

Cost of revenues
Products	18,088	23,125	61,697	91,516
Services	11,479	18,888	50,366	61,313
Total cost of revenues	29,567	42,013	112,063	152,829

Gross profit	31,129	14,572	91,762	66,957

Operating expenses:
Research and development, net	9,781	12,033	41,578	50,060
Sales and marketing	15,200	17,909	58,413	66,836
General and administrative	7,358	12,449	29,086	37,592
Total operating expenses	32,339	42,391	129,077	154,488

Operating loss	(1,210)	(27,819)	(37,315)	(87,531)

Financial income, net	3,849	5,424	22,350	24,150
Income (loss) before taxes on income	2,639	(22,395)	(14,965)	(63,381)

Taxes on income	423	539	1,835	970
Net income (loss)	$2,216	$(22,934)	$(16,800)	$(64,351)

Basic income (loss) per share	$0.05	$(0.48)	$(0.35)	$(1.31)

Weighted average number of shares used in computing basic net income (loss) per share	47,180,390	48,231,916	47,482,820	49,160,266

Diluted income (loss) per share	$0.05	$(0.48)	$(0.35)	$(1.31)

Weighted average number of shares used in computing diluted net income (loss) per share	48,222,449	48,231,916	47,482,820	49,160,266

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$60,696	$56,585	$203,825	$219,786

GAAP cost of revenues	$29,567	$42,013	$112,063	$152,829
Cost of product recorded for share-based compensation (1)	(524)	(545)	(2,018)	(2,356)
Cost of service recorded for share-based compensation (1)	(409)	(447)	(1,703)	(1,758)
Intangible assets amortization on cost of product (2)	(176)	(260)	(936)	(1,053)
Intangible assets amortization on cost of service (2)	(160)	(160)	(640)	(640)
Restructuring expenses (3)	(1,067)	(11,501)	(1,981)	(11,590)
Non-GAAP cost of revenues	$27,231	$29,100	$104,785	$135,432

GAAP gross profit	$31,129	$14,572	$91,762	$66,957
Gross profit adjustments	2,336	12,913	7,278	17,397
Non-GAAP gross profit	$33,465	$27,485	$99,040	$84,354

GAAP operating expenses	$32,339	$42,391	$129,077	$154,488
Share-based compensation (1)	(4,151)	(4,653)	(18,035)	(18,475)
Intangible assets amortization (2)	(88)	(93)	(350)	(550)
Restructuring expenses (3)	(105)	(7,579)	(862)	(7,785)
Non-GAAP operating expenses	$27,995	$30,066	$109,830	$127,678

GAAP Financial income, net	$3,849	$5,424	$22,350	$24,150
Foreign exchange losses associated with ASC 842	(169)	1,579	388	378
Non-GAAP Financial income , net	$3,680	$7,003	$22,738	$24,528

GAAP Taxes on income	$423	$539	$1,835	$970
Non-cash deferred tax income	-	88	-	666
Non-GAAP Taxes on income	$423	$627	$1,835	$1,636

GAAP Net income (loss)	$2,216	$(22,934)	$(16,800)	$(64,351)
Share-based compensation (1)	5,084	5,645	21,756	22,589
Intangible assets amortization (2)	424	513	1,926	2,243
Restructuring expenses (3)	1,172	19,080	2,843	19,375
Foreign exchange losses associated with ASC 842	(169)	1,579	388	378
Non-cash deferred tax income	-	(88)	-	(666)
Non-GAAP net income (loss)	$8,727	$3,795	$10,113	$(20,432)

GAAP diluted income (loss) per share	$0.05	$(0.48)	$(0.35)	$(1.31)

Non-GAAP diluted income (loss) per share	$0.18	$0.08	$0.20	$(0.42)

Weighted average number of shares

Shares used in computing GAAP diluted net income (loss) per share	48,222,449	48,231,916	47,482,820	49,160,266

Shares used in computing Non-GAAP diluted net income (loss) per share	49,868,143	50,094,714	49,341,794	49,160,266

(1) Share-based compensation
Cost of product revenues	$524	$545	$2,018	$2,356
Cost of service revenues	409	447	1,703	1,758
Research and development	1,255	1,329	5,310	5,759
Sales and marketing	1,212	1,635	6,228	6,689
General and administrative	1,684	1,689	6,497	6,027
	$5,084	$5,645	$21,756	$22,589

(2) Intangible assets amortization
Cost of product revenues	$176	$260	$936	$1,053
Cost of service revenues	160	160	640	640
Sales and marketing	88	93	350	550
	$424	$513	$1,926	$2,243

(3) Restructuring expenses
Cost of product revenues	$818	$5,569	$1,683	$5,658
Cost of service revenues	249	5,932	298	5,932
Research and development	-	860	235	880
Sales and marketing	-	2,744	190	2,930
General and administrative	105	3,975	437	3,975
	$1,172	$19,080	$2,843	$19,375

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net income (loss)	$2,216	$(22,934)	$(16,800)	$(64,351)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,313	3,287	13,047	14,700
Restructuring and other charges	1,172	19,080	1,172	19,080
Fair value of warrants deducted from revenues	-	4,841	3,273	13,842
Share-based compensation	5,084	5,645	21,756	22,589
Amortization of premium and accretion of discount on marketable securities, net	(230)	83	(389)	756
Realized loss on sale and redemption of marketable securities	(45)	93	(164)	134
Change in operating assets and liabilities:
Trade receivables, net	8,673	6,557	28,173	(19,220)
Other accounts receivables and prepaid expenses	1,795	(5,040)	2,832	(6,492)
Inventory	2,875	4,521	3,005	11,028
Operating leases right-of-use assets and liabilities, net	(266)	1,544	(502)	(179)
Deposits and other long term assets	(674)	(103)	(2,333)	(2,282)
Trade payables	3,856	(2,902)	2,150	(6,491)
Employees and payroll accruals	1,020	(2,294)	2,456	(1,089)
Deferred revenues and advances from customers	798	(1,339)	181	(4,990)
Other payables and accrued expenses	(2,950)	(8,357)	(9,020)	(10,547)
Accrued severance pay, net	6	(14)	(52)	(152)
Other long - term liabilities	20	(74)	(60)	(1,018)
Net cash provided by (used in) operating activities	26,663	2,594	48,725	(34,682)

Cash flows from investing activities:

Purchase of property, plant and equipment	(897)	(934)	(4,394)	(7,006)
Production of equipment for lease to customers	(1,023)	-	(10,746)	-
Proceeds from (investment in) short-term bank deposits, net	(36,533)	(15,505)	29,666	39,433
Proceeds from sales and redemption of marketable securities	12,500	-	22,994	7,240
Proceeds from maturities of marketable securities	12,012	6,300	56,641	20,522
Investment in marketable securities	(16,772)	(9,526)	(62,673)	(33,977)
Net cash provided by (used in) investing activities	(30,713)	(19,665)	31,488	26,212

Cash flows from financing activities:

Exercise of employee stock options	594	-	716	293
Payments related to shares withheld for taxes	(402)	(608)	(1,476)	(1,045)
Repurchase of ordinary shares	(75,000)	(19,004)	(84,055)	(55,770)
Net cash used in financing activities	(74,808)	(19,612)	(84,815)	(56,522)

Decrease in cash and cash equivalents	(78,858)	(36,683)	(4,602)	(64,992)
Cash and cash equivalents at the beginning of the period	113,861	76,288	39,605	104,597
Cash and cash equivalents at the end of the period	$35,003	$39,605	$35,003	$39,605

Non-cash investing and financing activities:

Purchase of property and equipment on credit	247	314	247	314
Inventory transferred to be used as property and equipment and Equipment on lease	3,156	-	4,732	531
Property, plant and equipment transferred to be used as inventory	47	131	367	865
Lease liabilities arising from obtaining right-of-use assets	623	(2,875)	(448)	2,934

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Revenues	$60,696	$56,585	$203,825	$219,786

GAAP Net income (loss)	2,216	(22,934)	(16,800)	(64,351)
Taxes on income	423	539	1,835	970
Financial income	(3,849)	(5,424)	(22,350)	(24,150)
Share-based compensation	5,084	5,645	21,756	22,589
Intangible assets amortization	424	513	1,926	2,243
Restructuring expenses	1,172	19,080	2,843	19,375
Non-GAAP Operating income (loss)	5,470	(2,581)	(10,790)	(43,324)
Depreciation	2,889	2,774	11,121	12,457
Adjusted EBITDA	$8,359	$193	$331	$(30,867)